UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

U.S. Well Services, Inc.

(Name of Issuer)

Class A Common Stock, $0.0001 par value per share

(Title of Class of Securities)

91274U 101

(CUSIP Number)

David J. Matlin

600 Fifth Avenue, 22nd Floor

New York, New York 10022

(212) 651-9500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

with a copy to:

Charles H. Still, Jr.

Bracewell LLP

711 Louisiana Street, Suite 2300

Houston, Texas 77002

June 19, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provision of the Act (however, see the Notes).

1	Name of Reporting Person David J. Matlin
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See instructions) N/A
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Reporting Person With	7	Sole Voting Power 10,761,595 (1)
	8	Shared Voting Power 0
	9	Sole Dispositive Power 10,761,595 (1)
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Reporting Person 10,761,595 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 13.3% (2)
14	Type of Reporting Person (See Instructions): IN

(1)	Consists of (i) 3,014,603 shares of Class A Common Stock held by the Reporting Person, (ii) 2,202,218 shares of Class A Common Stock issuable upon the exercise of warrants held by the Reporting Person and (iii) 5,544,774 shares of Class A Common Stock issuable as of June 23, 2020 upon the conversion of shares of Series B Preferred Stock held by the Reporting Person.

(2)	Based on (i) an aggregate of 73,379,397 shares of Class A Common Stock and Class B Common Stock issued and outstanding as of May 1, 2020, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 11, 2020, plus (ii) 2,202,218 shares of Class A Common Stock issuable upon the exercise of warrants held by the Reporting Person and 5,544,774 shares of Class A Common Stock issuable as of June 23, 2020 upon the conversion of shares of Series B Preferred Stock held by the Reporting Person.

This Amendment No. 4 to Schedule 13D (this “Amendment”) amends and supplements the Schedule 13D originally filed by David J. Matlin (the “Reporting Person”) on January 3, 2019, as amended by Amendment No. 1 thereto filed on November 14, 2019, Amendment No. 2 thereto filed on January 2, 2020 and Amendment No. 3 thereto filed on April 6, 2020 (the “Original Schedule 13D”), as specifically set forth herein. Except as specifically amended and supplemented by this Amendment, the information set forth in the Original Schedule 13D remains as set forth therein. Capitalized terms used and not otherwise defined in this Amendment have the meanings given to them in the Original Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 of the Original Schedule 13D is hereby amended and supplemented to include the following information:

On June 19, 2020, the Reporting Person sold 200 shares (the “Transferred Series B Preferred Shares”) of Series B Preferred Stock in a privately negotiated transaction for an aggregate sales price of $200,000 in cash.

Item 5.	Interest in Securities of the Issuer.

Items 5(a), 5(b) and 5(c) of the Original Schedule 13D are hereby amended and restated to read in their entirety as follows:

(a)	The following table sets forth the aggregate number of shares of Class A Common Stock beneficially owned by the Reporting Person and the percentage of the class of securities identified in Item 1 of this Schedule 13D represented by the shares of Class A Common Stock beneficially owned by the Reporting Person:

Number of Shares Beneficially Owned	Percent of Class Beneficially Owned
10,761,595 (1)	13.3% (2)

(1)	Consists of (i) 3,014,603 shares of Class A Common Stock held by the Reporting Person, (ii) 2,202,218 shares of Class A Common Stock issuable upon the exercise of warrants held by the Reporting Person and (iii) 5,544,774 shares of Class A Common Stock issuable as of June 23, 2020 upon the conversion of shares of Series B Preferred Stock held by the Reporting Person, based on the Liquidation Preference (as defined in the Certificate of Designations) of approximately $1,017.75 as of June 23, 2020. The Reporting Person holds an aggregate of 4,404,436 warrants to purchase Class A Common Stock, each of which is exercisable for one-half of one share of Class A Common Stock. The Reporting Person also holds an aggregate of 1,678 shares of Series B Preferred Stock, each of which is convertible into shares of Class A Common Stock as described in Item 4 of this Schedule 13D, as amended by this Amendment.

(2)	Based on (i) an aggregate of 73,379,397 shares of Class A Common Stock and Class B Common Stock issued and outstanding as of May 1, 2020, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 11, 2020, plus (ii) 2,202,218 shares of Class A Common Stock issuable upon the exercise of warrants held by the Reporting Person and 5,544,774 shares of Class A Common Stock issuable as of June 23, 2020 upon the conversion of shares of Series B Preferred Stock held by the Reporting Person.

(b)	The following table sets forth the number of shares of Class A Common Stock as to which the Reporting Person has (i) sole power to vote or to direct the vote, (ii) shared power to vote or to direct the vote, (iii) sole power to dispose or to direct the disposition, and (iv) shared power to dispose or to direct the disposition:

Sole Power to Vote or Direct the Vote	Shared Power to Vote or Direct the Vote	Sole Power to Dispose or Direct the Disposition	Shared Power to Dispose or Direct the Disposition
10,761,595	0	10,761,595	0

(c)	On June 19, 2020, the Reporting Person disposed of the Transferred Series B Preferred Shares as described in Item 4 of this Schedule 13D, as amended by this Amendment. The additional information set forth in Item 4 of this Amendment is incorporated by reference in this Item 5(c). Except for the disposition of the Transferred Series B Preferred Shares, the Reporting Person has not effected any transactions in the class of securities identified in Item 1 of this Schedule 13D during the past sixty days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Original Schedule 13D is hereby amended and supplemented to incorporate by reference the additional information set forth in Item 4 of this Amendment.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 23, 2020

/s/ David J. Matlin
DAVID J. MATLIN